UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kwiat                 Kenneth
   Corporate Headquarters
   100 Crystal A Drive
   Hershey,       PA     17033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January 1998
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President, Manufacturing

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     210.0000       I  by Trust (1)
Common Stock                                  01/08/98    M        2,000.0000    A  $17.6875                    D
Common Stock                                  01/08/98    S        2,000.0000    D  $61.9375                    D
Common Stock                                  01/08/98    M        3,000.0000    A  $18.1250                    D
Common Stock                                  01/08/98    S        3,000.0000    D  $61.9375     4,458.0000     D
Common Stock                                                                                     5,568.1736     I  401(k) Plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.6875        01/08/98       M                          2,000.0000                    01/08/00
(right to buy)
Non-Qualified Stock Option     $18.1250        01/08/98       M                          3,000.0000                    01/07/01
(right to buy)
Non-Qualified Stock Option     $61.5000        01/19/98       A         5,550.0000                                     01/19/08
(right to buy)(2)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     01/08/98  Common Stock                   2,000.0000                0.0000        D
(right to buy)
Non-Qualified Stock Option     01/08/98  Common Stock                   3,000.0000                0.0000        D
(right to buy)
Non-Qualified Stock Option     01/19/98  Common Stock                   5,550.0000                5,550.0000    D
(right to buy)(2)

Explanation of Responses:

(1)
These shares are held in a trust for the benefit of the reporting person's adult child. The reporting person's wife is trustee for said trust. The filing of this form does not constitute an admission that the reporting person is, for purposes of Section 16 of the Securities Exchange Act of 1934, or otherwise, the beneficial owner of any equity securities covered by the statement.
(2)
These options were granted under the Hershey Foods Corporation 1987 Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.                SIGNATURE OF REPORTING PERSON /S/ Kwiat Kenneth DATE 02/09/98